AA-1
3.1.2004


04001832   .S

SE▮▮▮▮▮▮ AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 2-27-04 BR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
& ⊙○|⑥⑺

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003   AND ENDING December 31, 2003
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2601 N.W. EXPRESSWAY   SUITE 1201 W
                               (No. and Street)

OKLAHOMA CITY,   OKLAHOMA   73112
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  ROBERT L. SAVAGE   405   879-0166
                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, PLLC
                          (Name – if individual, state last, first, middle name)

1409 N.W. 150th   EDMOND   OK   73013
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

RECD S.I.Q.
FEB 25

PROCESSED
MAR 03 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Robert L. Savage   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Leonard Securities, Inc.   , as
of December 31,   , 20 03   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

State of Oklahoma
County of Oklahoma

_____
Signature

_____
President
Title

Barbara Brown — # 00003303 - 4/24/04
Notary Public
My Commission expires 7/2/04

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEONARD SECURITIES, INC.

Statement of Financial Condition
Two Years Ended December 31, 2003 and 2002

(With Independent Auditors' Report)

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.

Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Leonard Securities, Inc.

We have audited the accompanying statement of financial condition of Leonard Securities, Inc., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the two years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Leonard Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations, and its cash flows for the two years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edmond, Oklahoma
February 11, 2003

3

LEONARD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	December 31,	
	2003	2002
Cash and cash equivalents	$ 123,236	$ 156,013
Restricted cash deposit with clearing organization - *Note 3*	25,000	25,000
Other receivables	85,779	45,203
Prepaid expenses	4,523	2,663
Securities owned, not readily marketable	3,780	3,300
Furniture and Equipment, net of accumulated depreciation of $ 61,846 and $ 55,007	24,420	13,993
Security deposits	2,848	2,848
Organization costs less amortization of $ 4,748 and $ 4,649	-0-	99
	269,586	249,119

LIABILITIES

Accounts payable	3,570	1,511
Accrued liabilities	91,227	91,132
	94,797	92,643

Contingencies - *Note 9*

STOCKHOLDERS' EQUITY

Common stock,$1.00 par value, authorized 50,000 shares, 1,097 and 1,097 issued and outstanding.	1,096	1,097
Additional paid-in capital	218,104	218,303
Retained earnings (deficit)	(44,411)	(62,924)
	174,789	156,476
	$ 269,586	$ 249,119

See accompanying notes to financial statements